UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER: 000-28727
                             CUSIP NUMBER: 54265M108

     (Check One): Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |_|
                  Form 10-Q and Form 10-QSB |X| Form N-SAR |_|

                  For Period Ended: September 30, 2007

            |_|   Transition Report on Form 10-K or Form 10-KSB
            |_|   Transition Report on Form 20-F
            |_|   Transition Report on Form 11-K
            |_|   Transition Report on Form 10-Q or Form 10-QSB
            |_|   Transition Report on Form N-SAR

              For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Long-e International, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable:

C-6F, Huhan Chuangxin Block, Keyuan Road,
Hi-Tech Industry Zone, Shenzhen, 518000, Guangdong, China
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

N/A
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion
|_| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         Long-e International, Inc., a Utah corporation (the "Registrant"), could not complete its Quarterly Report on Form 10-QSB without incurring unreasonable effort and expense due to the continued effects of delays in completion of its audit of its financial statements for the fiscal year ended December 31, 2006, arising from delayed receipt of historical records related to the Registrant's prior business operations and several changes in the Registrant's auditors (as previously disclosed on Forms 8-K, filed with the Commission on March 19, 2007, May 3, 2007, May 22, 2007, June 25, 2007 and July 9, 2007). As a result, the Registrant did not file its Form 10-KSB for the year ending December 31, 2006, until October 15, 2007, and could not initiate its quarterly reporting efforts until after such date. Thus, the Registrant has been unable to complete its quarterly financial statements and other disclosures required to be included in its Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, and is currently unable to file its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007. Although the Registrant is preparing the required Quarterly Reports, the Registrant is unable to provide any further guidance at this time as to when its Form 10-QSBs for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 will be filed.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Bu Shengfu                      (86)                   755-3396-5188
    -------------               -------------               -------------
       (Name)                    (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |_| No |X|

The Registrant has not filed its Quarterly Reports on Form10-QSB for the period ending March 31, 2007 and June 30, 2007.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In December 2006, the Registrant effected a change in its operating status in connection with a share exchange transaction (the "Share Exchange"), as disclosed in the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2007. Prior to the Share Exchange, the Registrant was a shell company known as Inncardio, Inc. Upon consummation of the Share Exchange, the Registrant became the parent company of an operating subsidiary in the People's Republic of China, engaged in the research, development, manufacture, marketing and servicing of automotive electronic products, with an emphasis on automotive safety and security systems, changed its name to Long-e International, Inc., and was no longer considered a "shell company" as defined by Rule 12b-2. As the financial statements that will be included in the Registrant's Quarterly Report on Form 10-QSB for the period ended September 30, 2007, will be those pertaining to the Registrant's current business operations as Long-e International, Inc., it is anticipated that there will be a significant change in results of operations from the results reported by the Registrant as a shell company for the corresponding period for the last fiscal year. Investors should not rely on the prior financial results and reports of Inncardio, Inc. to evaluate the financial condition of Long-e International, Inc.

                           Long-e International, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 14, 2007            By: /s/ Bu Shengfu
                                        -------------------------------
                                    Name: Bu Shengfu
                                    Title: Chief Executive Officer






INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

                 Intentional misinformation or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).